Filed Pursuant to Rule 424(b)(3)

Registration No. 333-134553

PRICING SUPPLEMENT NO. 71/A dated December 19, 2006

to Prospectus Supplement dated May 30, 2006

and Prospectus dated May 30, 2006

LEHMAN BROTHERS HOLDINGS INC.

Medium-Term Notes, Series I

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus, dated May 30, 2006, as supplemented by the Prospectus Supplement, dated May 30, 2006 (as so supplemented, together with all documents incorporated by reference therein, the “Prospectus”), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meanings as are given to them in the Prospectus.

CUSIP No.:	52517PQ87

ISIN:	US52517PQ871

Specified Currency:	Principal:	U.S. Dollars
	Interest:	U.S. Dollars

Principal Amount:	$1,000,000

	Total	Per Note
Issue Price:	$975,000	97.50%
Agent’s Commission:	$0	0.0%
Proceeds to Lehman Brothers Holdings:	$975,000	97.50%

The Notes will be issued in an aggregate principal amount of $1,000,000 and will be a further issuance of, and will form a single tranche with, the $2,000,000 aggregate principal amount of Medium-Term Notes, Series I, due December 21, 2021, that Lehman Brothers Holdings will issue on December 21, 2006.  The Notes will have the same CUSIP and ISIN numbers as the other notes of this tranche and will settle on the same date as, and trade interchangeably with, the other notes of this tranche.  The issuance of the Notes will increase the aggregate principal amount of the outstanding notes of this tranche to $3,000,000.

On the Issue Date, we may, without the consent of the holders of the Notes, issue additional notes similar to these Notes in all respects except for the Issue Price. Following the Issue Date, we may, without the consent of the holders of Notes, create and issue additional notes similar to these Notes in all respects except for the Issue Date, Issue Price and the payment of interest accruing prior to the Issue Date of such additional notes. All such additional notes will be consolidated and form a single tranche with, have the same CUSIP and ISIN numbers as and trade interchangeably with these Notes.

Agent:	Lehman Brothers

Agent’s Capacity:	[X]	As principal	[ ]	As agent

Issue Date:	December 21, 2006

Stated Maturity Date:	December 21, 2021, subject to Optional Redemption; provided that if such day is not a New York business day, then such day will be the following New York business day.

Date From Which Interest Accrues:	[X]	Issue Date
[ ]	Other:
[X] Fixed Rate Note

Interest Rate per Annum:	For each Interest Period from the Issue Date to but excluding December 21, 2008: 8.75%

For each Interest Period from and including December 21, 2008, to but excluding the Stated Maturity Date: 8.75% times the Interest Accrual Factor

[ ] Floating Rate Note	[ ]	CD Rate
[ ]	Commercial Paper Rate
[ ]	Federal Funds (Effective) Rate
[ ]	Federal Funds (Open) Rate
[ ]	LIBOR Telerate
[ ]	LIBOR Reuters
[ ]	EURIBOR
[ ]	Treasury Rate:	Constant Maturity	[ ]	Yes	[ ]	No
[ ]	Prime Rate
[ ]	Eleventh District Cost of Funds Rate
[ ]	CMS Rate
[ ]	Other:

Maximum Rate:	Not applicable

Minimum Rate:	0%

Interest Period:

Quarterly, from and including each Interest Payment Date (or the Issue Date, in the case of the first Interest Period) to but excluding the next succeeding Interest Payment Date (or the Stated Maturity Date, in the case of the final Interest Period).

Interest Payment Dates:	Each December 21, March 21, June 21 and September 21, commencing on March 21, 2007; provided that if such day is not a New York business day, then such day will be the following New York business day unless such day falls in the following month in which case it will be the preceding New York business day, and provided further that the final Interest Payment Date for any Notes shall be the Stated Maturity Date, subject to Optional Redemption.

Interest Accrual Factor:

For any Interest Period commencing on or after December 21, 2008, the number of calendar days in each Interest Period in respect of which each of SPREAD REF1, SPREAD REF2, and SPREAD REF3 are greater than or equal to 0.00% divided by the total number of calendar days in such Interest Period.

SPREAD REF1:	For any day during an Interest Period commencing on or after December 21, 2008, the 30yr CMS Rate minus the 2yr CMS Rate, subject to the Rate Cut Off.

SPREAD REF2:	For any day during an Interest Period commencing on or after December 21, 2008, the 30yr CMS Rate minus the 10yr CMS Rate, subject to the Rate Cut Off.

SPREAD REF3:	For any day during an Interest Period commencing on or after December 21, 2008, the 10yr CMS Rate minus the 2yr CMS Rate, subject to the Rate Cut Off.

Rate Cut Off:

SPREAD REF1, SPREAD REF2 or SPREAD REF3 for Saturday, Sunday or a day which is not a New York business day will be SPREAD REF1, SPREAD REF2 or SPREAD REF3, as applicable, for the immediately preceding New York business day. SPREAD REF1, SPREAD REF2 and SPREAD REF3 applicable to the fifth New York business day prior to an Interest Payment Date will remain in effect until that Interest Payment Date.

30yr CMS Rate:

For any New York business day during any Interest Period, the rate that appears on Reuters Screen ISDAFIX1 under the heading “30YR” as of 11:00 a.m., New York city time, on that day. If such rate does not appear on Reuters Screen ISDAFIX1, the rate for such date shall be determined as if the parties had specified “USD-CMS-Reference Banks” as the applicable rate, as described under “Description of the Notes—Floating Rate Notes—CMS Rate Notes” in the Prospectus.

10yr CMS Rate:	For any New York business day during any Interest Period, the rate that appears on Reuters Screen ISDAFIX1 under the heading “10YR” as of 11:00 a.m.,

New York city time, on that day. If such rate does not appear on Reuters Screen ISDAFIX1, the rate for such date shall be determined as if the parties had specified “USD-CMS-Reference Banks” as the applicable rate, as described under “Description of the Notes—Floating Rate Notes—CMS Rate Notes” in the Prospectus.

2yr CMS Rate:

For any New York business day during any Interest Period, the rate that appears on Reuters Screen ISDAFIX1 under the heading “2YR” as of 11:00 a.m., New York city time, on that day. If such rate does not appear on Reuters Screen ISDAFIX1, the rate for such date shall be determined as if the parties had specified “USD-CMS-Reference Banks” as the applicable rate, as described under “Description of the Notes—Floating Rate Notes—CMS Rate Notes” in the Prospectus.

Interest Computation:	Interest will be computed on the basis of a 360-day year of twelve 30-day months or, in the case of an incomplete month, the number of days elapsed.

Adjusted:	[ ]	Yes	[X]	No

Interest Rate Calculation Agent:	Lehman Brothers Special Financing Inc.

Optional Redemption:

The Notes may be redeemed prior to the Stated Maturity Date at the option of Lehman Brothers Holdings in whole or in part at a price equal to 100% of the principal amount being redeemed, on each Interest Payment Date, commencing on or after December 21, 2008.  Notice of redemption will be given not less than five New York business days prior to the redemption date.

Form of Note:	[X]	Book-entry only (global)		[ ]	Certificated

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

We intend to treat the Notes as contingent payment debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the Prospectus Supplement.

HISTORICAL LEVELS OF THE 30YR CMS RATE, THE 10YR CMS RATE AND THE 2YR CMS RATE

The following shows for illustrative purposes (a) the 30yr CMS Rate, 10yr CMS Rate and 2yr CMS Rate, and (b) SPREAD REF1 (equal to the 30yr CMS Rate minus the 2yr CMS Rate), SPREAD REF2 (equal to the 30yr CMS Rate minus the 10yr CMS Rate) and SPREAD REF3 (equal to the 10yr CMS Rate minus the 2yr CMS Rate), in each case in effect on the Trade Date and on the hypothetical historical Interest Payment Dates listed below; the Interest Rate per Annum payable on any Interest Payment Date for the Notes, however, will be determined based on SPREAD REF1, SPREAD REF2 and SPREAD REF3 in effect on each day during the related Interest Period.  The historical experience of the 30yr CMS Rate, 10yr CMS Rate and 2yr CMS Rate, and their relative relationship, should not be taken as an indication of the future performance of the 30yr CMS Rate, 10yr CMS Rate and 2yr CMS Rate, or their relative relationship, during the term of the Notes.  Fluctuations in the level of the 30yr CMS Rate, 10yr CMS Rate and 2yr CMS Rate, as well as fluctuations in their relative relationship, make the Notes’ effective interest rate difficult to predict and can result in effective interest rates to investors that are lower than anticipated. In addition, historical interest rates are not necessarily indicative of future interest rates. Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.

Hypothetical Interest Payment Dates	30yr CMS Rate (in %)	10yr CMS Rate (in %)	2yr CMS Rate (in %)	SPREAD REF1: 30yr CMS Rate —2yr CMS Rate (in %)	SPREAD REF2: 30yr CMS Rate —10yr CMS Rate (in %)	SPREAD REF3: 10yr CMS Rate —2yr CMS Rate (in %)
12/18/2006	5.227	5.082	5.077	0.150	0.145	0.005
9/21/2006	5.307	5.190	5.121	0.186	0.117	0.069
6/21/2006	5.802	5.732	5.656	0.146	0.070	0.076
3/21/2006	5.325	5.252	5.155	0.170	0.073	0.097
12/21/2005	5.199	5.034	4.899	0.300	0.165	0.135
9/21/2005	4.906	4.627	4.342	0.564	0.279	0.285
6/21/2005	4.748	4.447	4.047	0.701	0.301	0.400
3/21/2005	5.319	4.965	4.123	1.196	0.354	0.842
12/21/2004	5.190	4.570	3.434	1.756	0.620	1.136
9/21/2004	5.167	4.453	2.828	2.339	0.714	1.625
6/21/2004	5.768	5.179	3.183	2.585	0.589	1.996
3/22/2004	4.961	4.089	1.802	3.159	0.872	2.287
12/22/2003	5.294	4.554	2.164	3.130	0.740	2.390
9/22/2003	5.460	4.662	1.982	3.478	0.798	2.680
6/23/2003	4.678	3.680	1.348	3.330	0.998	2.332
3/21/2003	5.345	4.570	2.105	3.240	0.775	2.465
12/23/2002	5.273	4.422	2.101	3.172	0.851	2.321
9/23/2002	5.119	4.299	2.336	2.783	0.820	1.963
6/21/2002	5.876	5.273	3.253	2.623	0.603	2.020
3/21/2002	6.373	6.049	4.140	2.233	0.324	1.909
12/21/2001	6.207	5.884	3.620	2.587	0.323	2.264
9/21/2001	6.063	5.385	3.450	2.613	0.678	1.935
6/21/2001	6.405	6.053	4.536	1.869	0.352	1.517
3/21/2001	6.054	5.684	4.774	1.280	0.370	0.910
12/21/2000	6.219	6.027	5.818	0.401	0.192	0.209
9/21/2000	7.092	7.032	6.777	0.315	0.060	0.255
6/21/2000	7.340	7.344	7.284	0.056	-0.004	0.060
3/21/2000	7.230	7.273	7.091	0.139	-0.043	0.182
12/21/1999	7.340	7.209	6.787	0.553	0.131	0.422
9/21/1999	7.074	6.869	6.220	0.854	0.205	0.649
6/21/1999	6.754	6.685	6.018	0.736	0.069	0.667

3/22/1999	6.226	5.985	5.519	0.707	0.241	0.466
12/21/1998	5.777	5.487	5.087	0.690	0.290	0.400
9/21/1998	5.928	5.526	5.165	0.763	0.402	0.361
6/22/1998	6.105	6.006	5.847	0.258	0.099	0.159
3/23/1998	6.272	6.063	5.861	0.411	0.209	0.202
12/22/1997	6.286	6.182	6.021	0.265	0.104	0.161
9/22/1997	6.689	6.484	6.098	0.591	0.205	0.386
6/23/1997	7.017	6.780	6.302	0.715	0.237	0.478
3/21/1997	7.286	7.097	6.498	0.788	0.189	0.599
12/23/1996	6.929	6.660	6.009	0.920	0.269	0.651
9/23/1996	7.418	7.162	6.425	0.993	0.256	0.737
6/21/1996	7.499	7.321	6.551	0.948	0.178	0.770
3/21/1996	7.041	6.710	5.924	1.117	0.331	0.786
12/21/1995	6.491	6.149	5.480	1.011	0.342	0.669
9/21/1995	6.991	6.608	5.991	1.000	0.383	0.617
6/21/1995	7.002	6.540	5.851	1.151	0.462	0.689
3/21/1995	7.906	7.540	6.967	0.939	0.366	0.573
12/21/1994	8.359	8.173	8.002	0.357	0.186	0.171
9/21/1994	8.349	7.897	6.753	1.596	0.452	1.144
6/21/1994	8.082	7.578	6.260	1.822	0.504	1.318
3/21/1994	7.521	6.952	5.364	2.157	0.569	1.588
12/21/1993	6.982	6.176	4.376	2.606	0.806	1.800
9/21/1993	6.778	5.778	4.022	2.756	1.000	1.756
6/21/1993	7.445	6.255	4.348	3.097	1.190	1.907
3/22/1993	7.605	6.299	4.133	3.472	1.306	2.166
12/21/1992	7.752	7.068	4.926	2.826	0.684	2.142
9/21/1992	7.681	6.738	4.062	3.619	0.943	2.676

SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. (the “Agent”), and the Agent has agreed to purchase from Lehman Brothers Holdings Inc. the principal amount of the Notes at the price specified on the cover of this pricing supplement.  The Agent is committed to take and pay for all of the Notes, if any are taken.

The Agent proposes to offer the Notes initially at a public offering price equal to the Issue Price set forth above and to certain dealers at such price.  After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agent.

If the Notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.